Mail Stop 3561

September 29, 2009

By U.S. Mail and facsimile to (828) 466-7713

Timothy B. Shannon
Chief Executive Officer
Dale Jarrett Racing Adventure, Inc.
120A N. Main Avenue
Newton, North Carolina 28658

> **Re:** **Dale Jarrett Racing Adventure, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 30, 2009**
> **Form 10-Qs for the Periods Ended June 30, 2009 and March 31, 2009**
> **Filed August 13, 2009 and May 11, 2009, respectively**
> **File No. 000-27251**

Dear Mr. Shannon:

We have reviewed your filings and have the following comments. Please revise your documents in response to these comments. Please do so within the time frame set forth below. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business

1. On page five, you state "parts are nominal due to the lack of any sustained stress on the cars, approximately $10,000 per month per site." We interpret "nominal" to mean a small portion of your costs. If there was only one site, we understand that parts cost would be $120,000 per year, which is approximately 10% of your cost of sales and services. Please revise or advise.

Item 5. The Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 8

2. Please reconcile your statement on page 8 that "[n]o securities are authorized for issuance by the registrant under equity compensation plans" with the information on page 38 regarding outstanding equity awards.

3. On your website, you indicate that your CEO purchased 250,000 shares of your stock "in the last few months." As applicable, please include that information in this section, or tell us why it does not need to be included.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

Results of Operations, page 11

4. Where you identify intermediate causes of changes in your operating results, please describe the reasons underlying such causes. For example, you should explain why your cost of sales differed from period to period. Please indicate the specific reason(s) for the cost increases of $958,283 for fiscal year December 31, 2007 to $1,208,521 for fiscal year December 31, 2008. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Plan of Operation, page 11

5. Please reconcile the statement that "the registrant is not currently pursuing financing for its operations" on page 12 with the statement on page 29 that "the Company is pursuing financing for its operations and seeking additional private investments."

Item 11. Executive Compensation, page 37

Summary Compensation Table, page 37

6. We note the amounts you have disclosed in the All Other Compensation column and your indication that these amounts represent salary amounts accrued in prior years but not paid until the year reported. It does not appear appropriate for you to allocate these amounts in this manner. Please include amounts accrued for salary in the "Salary" column of the table in the year earned, with appropriate footnote disclosure if payment has been deferred.

Option Awards, page 38

7. We note your indication in the Securities Ownership of Certain Beneficial Owners table that Mr. Glenn Jarrett holds 1,000,000 options to purchase common stock. Please include these options in this table or tell us why you believe this is unnecessary.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 41

8. Please identify the individuals referred to in this section. See Item 404(a)(1) of Regulation S-K.

Exhibits

9. Please amend the filing to include your independent auditor's consent. See Item 601(b)(23) of Regulation S-K and Rule 436.

Exhibit 31

10. The certifications must correspond exactly to those set forth in Item 601(b)(31) of Regulation S-K. In this regard, in paragraph 2, you added the word "annual." In paragraphs 4 and 5(b) you refer to "controls" instead of "control." In paragraph 4(d) you deleted the word "the" in the phrase "in the case of an annual report...." Please revise the certification.

Signatures

11. Your Form 10-K is not signed as provided in the Form. Please clarify who signed as controller or principal accounting officer. See Form 10-K and General Instruction D(2)(a).

Form 10-Q for the Periods Ended June 30, 2009 and March 31, 2009

Exhibits

Exhibit 31

12. The certifications must correspond exactly to those set forth in Item 601(b)(31) of Regulation S-K. You appear to be using an outdated version of the certification. For example, you have deleted or changed some or all of the language in paragraphs 4(a)-(d). In paragraphs 4 and 5(b), you refer to "controls" instead of "control." Please re-file the complete Form 10-Qs, along with new certifications.

******

Please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Timothy B. Shannon
Dale Jarrett Racing Adventure, Inc.
September 29, 2009
Page 5

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

        Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

                                                Sincerely,

                                                H. Christopher Owings
                                                Assistant Director